UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39768

Berkshire Grey, Inc.*
(Exact name of registrant as specified in its charter)

140 South Road
Bedford, MA 01730
(833) 848-9900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A common stock:	One (1)*
Redeemable Warrants:	Fifty-nine (59)

* On July 20, 2023, Berkshire Grey, Inc. (the “Company”), SoftBank Group Corp., a Japanese kabushiki kaisha (“Parent”) and Backgammon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 24, 2023 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Berkshire Grey, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 31, 2023	By:	/s/ Thomas Wagner
Name: Thomas Wagner
Title: Chief Executive Officer